PROMISSORY NOTE
(Non-Revolving)

$242,630.00	Charleston, West Virginia
August 3, 2009

FOR VALUE RECEIVED, PROTEA BIOSCIENCES, INC., a Delaware corporation (the “Borrower”), does hereby promise to pay to the order of the WEST VIRGINIA WATER DEVELOPMENT AUTHORITY, on behalf of the WEST VIRGINIA INFRASTRUCTURE AND JOBS DEVELOPMENT COUNCIL (the “Lender”), at its principal place of business at 180 Association Drive, Charleston, West Virginia 25311-1571, the principal sum of $242,630, or such lesser amount as may be advanced by the Lender pursuant to that certain Loan Agreement (the “Loan Agreement”) of even date herewith between Lender and Borrower, together with interest on the unpaid principal balances outstanding from time to time on this Note.

1.           Monthly Payments. Subject to the terms of Section 1 of the Loan Agreement, the principal of and interest on this Note shall be payable as follows:

(a)           Commencing on the 3rd day of September, 2009, and continuing thereafter on the same day of each of the next succeeding 118 months, the Borrower shall make payments of principal and interest to the Lender on the principal balances outstanding on the loan (the “Loan”) evidenced by this Note sufficient to amortize the Loan over the remainder of its 10-year term, which payments shall be in the amounts set forth on the amortization schedule attached hereto as Exhibit A.

(b)           On August 3, 2019, the Borrower shall make a final payment to Lender in an amount equal to the unpaid principal balance on this Note together with all accrued interest thereon.

{C1522444.1}

2.           Prepayment. The Loan may be prepaid at any time without premium or penalty. Prepayments of the Loan may not be reborrowed. Partial prepayments will be applied to installments due in inverse order of maturity.

3.           Interest Rate. The principal balances outstanding on the Loan shall bear interest at a fixed rate of 3.25% per annum.

4.           Evidence and Security. This Note is issued and disbursement of Loan proceeds will be made pursuant to the Loan Agreement. Payment of this Note is secured by a Security Agreement of even date herewith executed by Borrower in favor of Lender which, together with the Loan Agreement and all other instruments, documents and agreements securing, evidencing or otherwise pertaining to the Loan are herein collectively referred to as the “Collateral Documents.”

5.           Remedies. If an Event of Default (as defined in the Loan Agreement) shall have occurred and be continuing or there shall be a breach of or a default in the performance of any of the terms, conditions, warranties, covenants and agreements of any of the other Collateral Documents, then, upon the expiration of any applicable grace period, the entire unpaid principal balance on this Note, together with all accrued interest hereon, shall, at the option of the holder hereof, without notice, immediately become due and payable for all purposes, and the holder may exercise the rights and remedies provided for in the Collateral Documents and under applicable law.

6.           Applicable Law. This Note shall be governed and the rights and obligations of the parties hereto shall be construed under the laws of the State of West Virginia.

{C1522444.1}

7.           Waiver. Each party to this Note, whether as principal, endorser, guarantor, surety or otherwise, jointly and severally, waives presentment, demand, protest and notice of dishonor and agrees that an extension or extensions of time of payment of this Note or any installment hereof may be made before, at or after maturity by agreement with any one or more of the parties hereto without notice to and without releasing the liability of any other party.

PROTEA BIOSCIENCES, INC.

By:	/s/ Stephen Turner
	Title:	CEO

{C1522444.1}